File Pursuant to Rule 433

Registration No. 333-182469

American International Group, Inc.

$1,000,000,000

4.125% NOTES DUE 2024

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	4.125% Notes Due 2024

Expected Ratings (Moody’s / S&P)*:	Baa1 (Stable) / A- (Negative)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	September 25, 2013

Settlement Date:	October 2, 2013 (T + 5)

Maturity Date:	February 15, 2024

Principal Amount:	$1,000,000,000

Price to Public:	99.937% of principal amount

Gross Underwriting Discount:	0.500%

Net Proceeds to Issuer Before Expenses:	$994,370,000

Spread to Treasury Benchmark:	150 basis points

Treasury Benchmark:	2.500% due August 15, 2023

Treasury Benchmark Yield:	2.633%

Coupon:	4.125%

Yield to Maturity:	4.133%

Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing February 15, 2014 (short first interest period)

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time at a discount rate of Treasury + 25 basis points

CUSIP/ISIN:	026874CY1 / US026874CY14

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Joint Lead Managers:	BNP Paribas Securities Corp. RBC Capital Markets, LLC

Co-Managers:	ANZ Securities, Inc. Lloyds Securities Inc. nabSecurities, LLC Santander Investment Securities Inc.

Junior Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Lebenthal & Co., LLC Loop Capital Markets LLC Mischler Financial Group, Inc. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.